FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number    000-26495

Commtouch Software Ltd.
(Translation of registrant’s name into English)

4A Hazoran Street
Poleg Industrial Park, P.O. Box 8511
Netanya 42504, Israel
011-972-9-863-6888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMMTOUCH SOFTWARE LTD.
FORM 6-K

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and other US securities laws. For example, statements regarding expected payments, future employees and contractors and the anticipated closing date relating the Authentium transaction are forward-looking statements.  In addition, statements in the future tense, and statements including words such as "expect", "plan", "estimate", anticipate", or "believe" are forward-looking statements. These statements are based on information available to us at the time of the Report; we assume no obligation to update any of them. The statements in this Report are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors including pricing pressures; technological developments, and products offered by competitors; the availability of resources from suppliers and other third parties; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff; and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.  Except as required by law, we undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

Purposes of this Report

1.	Summary Description of Acquisition of Authentium, Inc.’s Antivirus Division

a.
On July 26, 2010, Commtouch Inc., a wholly owned subsidiary of Commtouch Software Ltd., and Authentium, Inc., a Florida based company, entered into a definitive asset purchase agreement under which Commtouch intends to acquire the antivirus division of Authentium (hereafter the “division”), including:

i.	the antivirus products known as “AV SDK” and “CSAM”, which are aimed at protecting customers against spyware, Trojan downloaders and other such Internet related threats;
ii.	certain contracts with OEM licensees pursuant to which such licensees are authorized to integrate the AV SDK into their solutions and to sell and support such integrated solutions;
iii.	certain contracts with resellers pursuant to which such resellers are authorized to sell the CSAM products;
iv.	all such products’ intellectual property, including all interests in the Authentium and Command Software brand names and all associated trademarks, trade names and related property;
v.	all accounts receivable relating to this division;
vi.	certain furniture, fixtures, equipment, machinery, tools, vehicles, office equipment, supplies, computers and other tangible personal property; and
vii.	certain contracts and licenses pursuant to which the Company licenses-in intellectual property that is used with the aforementioned products.

b.
In consideration for the sale of this division, at the closing Commtouch shall pay Authentium in cash the sum of $4.6 million, $920,000 of which will be placed in escrow for distribution to Authentium in two installments during 2011, provided those funds are not needed to satisfy certain obligations of the division relating to the pre-closing period. Additionally, following the conclusion of the 2011 year and based on achievement of certain revenue milestones, Commtouch shall pay Authentium in cash approximately $3.4 million (an “earnout”), subject to adjustment upward or downward based on the performance level of the purchased OEM contracts.

c.
At the closing, Commtouch also expects to be employing 12 new employees, to be based in a Florida office under the supervision of Mr. Helmuth Freericks, who is to be appointed as the General Manager, Antivirus Solutions of Commtouch.  Furthermore, Commtouch expects to engage 7 contractors who are currently associated with the division.

d.
The parties to the acquisition transaction are working towards a closing of the transaction by the end of the third quarter of 2010.  The deal is subject to certain closing conditions, plus customary warranties and representations.

2.	Attached as Exhibit 99.1 hereto is the company’s press release announcing the acquisition of the antivirus division of Authentium, Inc.

3.	Attached as Exhibit 99.2 hereto is the company’s press release announcing financial results of the company for the second quarter 2010.

4.	As of June 30, 2010, the company had 23,341,783 Ordinary Shares outstanding.

Information Incorporated by Reference

The summary description of the company’s acquisition of Authentium’s antivirus division, as set forth in item 1 above, and the GAAP financial statements included in the press release attached as Exhibit 99.2 to this Report on Form 6-K are hereby incorporated by reference into the Registrant's Registration Statements on Form S-8, Registration Nos. 333-94995, 333-141177, 333-65532, 333-151929 and 333-162104, and on Form F-3, Registration Nos. 333-88248, 333-109837, 333-111731, 333-111734, 333-117085, 333-131272 and 333-122407, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMTOUCH SOFTWARE LTD.
(Registrant)

Date: July 28, 2010	By:	/s/ Ron Ela
Ron Ela
Chief Financial Officer

Exhibit Index

Exhibit Number	Description of Exhibit

99.1	Press release of July 27, 2010 regarding the company’s acquisition of Authentium’s antivirus division

99.2	Press release of July 28, 2010 regarding release of second quarter 2010 financial results